Adopted November 9, 1939	File No. 69-65

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2/A

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To be filed Annually Prior to March 1

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

EXPLANATORY NOTE

Central Vermont Public Service Corporation is filing this Amendment No. 1 on Form U-3A-2/A to our Form U-3A-2 for the year ended December 31, 2004 filed with the Securities and Exchange Commission on February 25, 2005, to reflect certain financial statement reclassifications affecting Exhibit A and the Consolidated Balance Sheet.

Subsequent to the filing of our Form U-3A-2, additional clarification was provided regarding the financial statement classification of auction rate securities held as investments. Pursuant to this guidance, auction rate securities are not to be classified as cash and cash equivalents. We invest in auction rate securities as part of our cash management strategy. These investments, which we have historically classified as cash and cash equivalents because of the short duration of their reset periods, have been reclassified as available-for-sale securities. Also, certain accounts receivable have been reclassified to accounts receivable - affiliates and a reclassification was made to other paid-in capital and deferred compensation.

These reclassifications have no impact on previously reported total current assets, total assets, working capital position, net income or financial covenants.

Except for the aforementioned reclassifications, this Form U-3A-2/A does not modify or update other disclosures in the Form U-3A-2, including the nature and character of such disclosure to reflect events occurring after the filing date of the Form U-3A-2. While we are amending only certain portions of our Form U-3A-2, for convenience and ease of reference, we are filing the entire Form U-3A-2. Accordingly, this Form U-3A-2/A should be read in conjunction with our filings made with the Securities and Exchange Commission.

1.

Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION

     Central Vermont Public Service Corporation ("CVPS" or the "Company"), incorporated under the laws of the State of Vermont, has its principal executive office in Rutland, Vermont.

     The principal business of CVPS is the generation and purchase of electric energy and its transmission, distribution and sale for light, power, heat and other purposes to about 150,000 customers in Middlebury, Randolph, Rutland, Springfield, Windsor, Bradford, Bennington, Brattleboro, St. Johnsbury, St. Albans, Woodstock, Poultney, Manchester, and 163 other towns and villages in Vermont. CVPS also sells electric energy at wholesale in New Hampshire to Woodsville Fire District Water and Light Dept.; and New Hampshire Electric Cooperative Inc.; and, in Vermont to Rochester Electric Light and Power. It also buys and sells surplus or required power at market clearing prices in the default market through the New England Power Pool/Independent System Operator ("ISO-New England"), or with other third parties primarily in New England.

CONNECTICUT VALLEY ELECTRIC COMPANY INC.

     Connecticut Valley Electric Company Inc. ("CVEC"), a wholly owned subsidiary of CVPS, incorporated under the laws of the State of New Hampshire, has its principal office in Rutland, Vermont.

     On December 31, 1949, CVEC acquired the business and properties of CVPS located in New Hampshire and used in carrying on the intrastate business of CVPS in that State. (See Form U-1 in File No. 70-2075)

     On January 1, 2004, CVEC sold its electric distribution facilities and franchise to Public Service Company of New Hampshire ("PSNH") (not an affiliate of CVPS). CVEC no longer conducts business as an electric utility in New Hampshire.

     For financial reporting purposes, CVEC's financial data is included with CVPS on the Consolidated Financial Statements.

VERMONT ELECTRIC POWER COMPANY, INC.

     Vermont Electric Power Company, Inc. ("VELCO"), a subsidiary of which CVPS owns 48.5% of its outstanding Class B voting Common Stock, $100 Par Value, 31.45% of its outstanding Class C non-voting Common Stock and 48.03% of its outstanding Preferred Stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

     VELCO operates pursuant to the terms of the 1985 Four-Party Agreement (as amended) with the Company and two other major distribution companies in Vermont. The Four-Party Agreement effectively restricts the Company's control of VELCO. The Four-Party Agreement continued in full force and effect until midnight June 30, 1985, and was extended thereafter as follows until June 30, 1986, with an automatic renewal from year to year unless, at least ninety (90) days prior to any succeeding anniversary, any party were to notify the other parties in writing that it desired to terminate the agreement as of such anniversary. By Amendment to the 1985 Four-Party Agreement dated February 1, 1987, the Agreement continued until May 1, 1987 and thereafter for additional two-year terms, unless at least ninety (90) days prior to any two-year anniversary, any party were to notify the other parties in writing that it desires to terminate the Agreement as of such anniversary. No such notification has been filed by the parties.

     VELCO provides transmission services for the State of Vermont acting by and through the Vermont Department of Public Service and for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the State of Vermont and the electric distribution utilities.

     VELCO has an agreement with CVPS for purchase of a portion of power CVPS acquires from VY, which power VELCO resells at cost to a small electric distribution utility in the State of Vermont.

     VELCO is also a participant with all of the major electric utilities in New England in the New England Power Pool, acting for itself and as agent for twenty-two other electric utilities in Vermont, including CVPS, whereby the generating and transmission facilities of all of the participants are coordinated on a New England-wide basis through a central dispatching agency to assure their operation and maintenance in accordance with proper standards of reliability, and to attain the maximum practicable economy for all of the participants through the interchange of economy and emergency power.

     Beginning on May 1, 2004, the Company began to settle its power accounts with ISO-New England on a standalone (direct) basis. Up until this time, the entire State of Vermont was settled at the ISO-New England, and VELCO then performed the settlement within Vermont. With changes in power markets and NEPOOL/ISO rules and procedures, many of the benefits of a single Vermont settlement have disappeared, and direct settlement now provides advantages to us in terms of flexibility, cost savings, and efficiency.

VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

     Vermont Electric Transmission Company, Inc. ("VETCO"), a wholly owned subsidiary of VELCO, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

     VETCO was formed to construct, finance and operate the Vermont portion of the high voltage DC transmission line which ties the New England transmission system to the Hydro-Quebec transmission system.

VERMONT YANKEE NUCLEAR POWER CORPORATION

     Vermont Yankee Nuclear Power Corporation ("VY"), an affiliate of CVPS, is incorporated under the laws of the State of Vermont and has its principal office in Brattleboro, Vermont. CVPS' wholly owned passive investment holding company subsidiary, Custom Investment Corporation, owns 58.85% of VY's outstanding Common Stock, $100 Par Value.

     VY was formed by a group of New England utilities for the purpose of constructing and operating a nuclear-powered generating plant in Vernon, Vermont. At that time, there were ten utilities that agreed to "sponsor" VY, which Sponsors committed to purchase a specified percentage of the Company's equity securities. Those Sponsors each entered into a Power Contract, dated February 1, 1968 and a Sponsor Agreement, dated August 1, 1968. Following mergers and consolidations of investor-owned utilities in New England, there are currently eight Sponsors of VY. The electricity generated by the Vernon plant was sold to VY's sponsoring stockholders prior to the July 2002 sale of the plant to Entergy Nuclear Vermont Yankee, LLC ("Entergy"). As part of the sale, VY purchases the output of the plant through 2012; VY will continue to administer the purchase power contract between VY and Entergy, and the Power Contract among VY and the Sponsors.

     The Power Contracts, as amended following the sale of the plant to Entergy, commit each Sponsor to purchase its "Entitlement Percentage" of the power purchased from Entergy and to pay its percentage of all of VY's costs. The Sponsor Agreement can only be amended by unanimous consent of the Sponsors and also requires unanimous consent of the Sponsors to amend the Power Contract, to expand the business of VY, and to authorize participation by VY in any business other than electric power. The Sponsor Agreement remains in effect as of the date hereof.

     On November 7, 2003, VY consummated the repurchase of all of the VY Common Stock held by five non-Vermont Sponsors. One non-Vermont Sponsor did not elect to have its VY Common Stock repurchased and remains a stockholder of VY as of the date hereof. Although the Company owns 58.85% of VY's outstanding Common Stock through its subsidiary Custom Investment Corporation, the Power Contracts, Sponsor Agreement and composition of the VY Board of Directors effectively restrict the Company's control of VY. Therefore, VY's financial statements have not been consolidated.

C. V. REALTY, INC.

     C. V. Realty, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     C. V. Realty, Inc., a wholly owned subsidiary of CVPS, was formed for the purpose of owning, acquiring, buying, selling, and leasing real and personal property and interests therein. It is not the purpose of this subsidiary to own or operate facilities used for the generation, transmission or distribution of electric energy as an electric utility company.

     For financial reporting purposes, C. V. Realty, Inc.'s financial data is included with CVPS on the Consolidating Financial Statements.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
EAST BARNET HYDROELECTRIC, INC.

     Central Vermont Public Service Corporation - East Barnet Hydroelectric, Inc. ("East Barnet"), a wholly owned subsidiary of CVPS, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     East Barnet was formed for the purpose of acquiring and constructing a hydroelectric project having a capacity of 2200 KW in East Barnet, Vermont and leasing said project to CVPS.

     For financial reporting purposes, East Barnet's financial data is included with CVPS on the Consolidating Financial Statements.

CUSTOM INVESTMENT CORPORATION

     Custom Investment Corporation ("CIC"), incorporated under the laws of the State of Vermont as a passive investment holding company, has its principal office in Rutland, Vermont.

     CIC, a wholly owned subsidiary of CVPS, was formed for the purpose of holding passive investments including the stock of CVPS' subsidiaries that invest in regulated business opportunities. Custom owns 58.85% of VY's outstanding Common Stock.

     For financial reporting purposes, CIC's financial data is included with CVPS on the Consolidated Financial Statements.

CATAMOUNT RESOURCES CORPORATION

     Catamount Resources Corporation ("CRC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     CRC, a wholly owned subsidiary of CVPS, was formed for the purpose of holding CVPS' subsidiaries that invest in unregulated business opportunities.

     For financial reporting purposes, CRC's financial data is included with CVPS on the Consolidated Financial Statements.

EVERSANT CORPORATION

     Eversant Corporation ("Eversant"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Eversant, a wholly owned subsidiary of CRC, was formed for the purpose of engaging in the sale or rental of energy efficient products and other related goods and services. Eversant has two wholly owned subsidiaries: SmartEnergy Water Heating Services, Inc. and AgEnergy, Inc. The Home Service Store, Inc. ("HSS") is an affiliate of Eversant, of which Eversant has a 12 % ownership interest. Eversant accounts for this investment on the cost basis.

     For financial reporting purposes, Eversant's financial data is included with CRC on the Consolidating Financial Statements.

SMARTENERGY WATER HEATING SERVICES, INC.

     SmartEnergy Water Heating Services, Inc. ("SEWHS"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     SEWHS, a wholly owned subsidiary of Eversant, was formed for the purposes of operating a rental water heater business.

     For financial reporting purposes, SEWHS' financial data is included with Eversant on the Consolidating Financial Statements.

AGENERGY, INC.

     AgEnergy, Inc. ("AgEnergy"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     AgEnergy, a wholly owned subsidiary of Eversant, was formed for the purpose of developing and distributing energy efficiency products with dairy industry applications.

     For financial reporting purposes, AgEnergy's financial data is included with Eversant on the Consolidating Financial Statements.

THE HOME SERVICE STORE, INC.

     The Home Service Store, Inc. ("HSS"), is incorporated under the laws of the State of Delaware and has its principal office in Alpharetta, Georgia.

     HSS, an affiliate of Eversant, which has a 12 % ownership interest, was formed for the purpose of marketing and engaging in national home maintenance and repair.

CATAMOUNT ENERGY CORPORATION

     Catamount Energy Corporation ("CEC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     CEC, a wholly owned subsidiary of CRC, was formed primarily for the purpose of investing in energy supply projects. CEC has nineteen wholly owned subsidiaries: Catamount Rumford Corporation, Equinox Vermont Corporation, Appomattox Vermont Corporation, CEC Vermont Wind Corporation, Catamount Operations, Inc., Catamount Sweetwater Corporation, Catamount Sweetwater 1 LLC, Catamount Sweetwater 2 LLC, Catamount Sweetwater 3 LLC, Laurel Hill Wind Energy, LLC, Catamount Thetford Corporation, Catamount Heartlands Corporation, Catamount Energy (Gibraltar) Limited, Catamount Development GmbH, CEC UK1 Holding Corporation, CEC UK2 Holding Corporation, Catamount Energy SC 1, Catamount Energy SC 2, and Catamount Energy SC 3.

     For financial reporting purposes, CEC's financial data is included with CRC on the Consolidating Financial Statements.

CATAMOUNT RUMFORD CORPORATION

     Catamount Rumford Corporation, formerly CV Rumford, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Catamount Rumford Corporation, a wholly owned subsidiary of CEC, is a 15.0537% limited partner in the Rumford Cogeneration Company, a limited partnership that owns an 85 MW cogeneration facility located in Rumford, Maine.

     For financial reporting purposes, Catamount Rumford Corporation's financial data is included with CEC on the Consolidating Financial Statements.

RUMFORD COGENERATION COMPANY, L.P.

     Rumford Cogeneration Company, L.P., formed under the laws of the State of Maine, has its principal office in Rumford, Maine.

EQUINOX VERMONT CORPORATION

     Equinox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Equinox Vermont Corporation, a wholly owned subsidiary of CEC, is a 33.1126% general partner in Ryegate Associates, a general partnership that owns a 20 MW wood-fired generating facility in East Ryegate, Vermont.

     For financial reporting purposes, Equinox Vermont Corporation's financial data is included with CEC on the Consolidating Financial Statements.

RYEGATE ASSOCIATES

     Ryegate Associates is a general partnership formed under the laws of the State of Utah and has its principal office in Houston, Texas.

APPOMATTOX VERMONT CORPORATION

     Appomattox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Appomattox Vermont Corporation, a wholly owned subsidiary of CEC, is a 24.75% limited partner in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

     For financial reporting purposes, Appomattox Vermont Corporation's financial data is included with CEC on the Consolidating Financial Statements.

APPOMATTOX COGENERATION, INC.

     Appomattox Cogeneration, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, $1 Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Houston, Texas.

     Appomattox Cogeneration, Inc. owns a 1% general partnership interest in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

APPOMATTOX COGENERATION L.P.

     Appomattox Cogeneration L.P., formed under the laws of the State of Delaware, has its principal office in Houston, Texas.

CATAMOUNT GLENNS FERRY CORPORATION

     Catamount Glenns Ferry Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Catamount Glenns Ferry Corporation, a wholly owned subsidiary of CEC, is a 49.5% limited partner in Glenns Ferry Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

     On June 30, 2004, Catamount Glenns Ferry Corporation assigned its 49.5% limited interest in Glenns Ferry Cogeneration Partners, Ltd. to CEC. Effective July 7, 2004, Catamount Glenns Ferry Corporation was dissolved. On July 1, 2004, CEC sold its 49.5% limited interest in Glenns Ferry Cogeneration Partners, Ltd. to a third party.

     For financial reporting purposes, Catamount Glenns Ferry Corporation's financial data is included with CEC on the Consolidating Financial Statements.

GLENNS FERRY MANAGEMENT, INC.

     Glenns Ferry Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

     Glenns Ferry Management, Inc. owns a 1% general partnership interest in Glenns Ferry Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

     On July 1, 2004 CEC sold its 50% Common Stock interest in Glenns Ferry Management, Inc. to a third party.

CATAMOUNT RUPERT CORPORATION

     Catamount Rupert Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Catamount Rupert Corporation, a wholly owned subsidiary of CEC, was formed for the purpose of owning a 49.5% limited partnership interest in Rupert Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

     On June 30, 2004, Catamount Rupert Corporation assigned its 49.5% limited interest in Rupert Cogeneration Partners, Ltd. to CEC. Effective July 7, 2004, Catamount Rupert Corporation was dissolved. On July 1, 2004, CEC sold its 49.5% limited interest in Rupert Cogeneration Partners, Ltd. to a third party.

     For financial reporting purposes, Catamount Rupert Corporation's financial data is included with CEC on the Consolidating Financial Statements.

RUPERT MANAGEMENT, INC.

     Rupert Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

     Rupert Management, Inc. owns a 1% general partnership interest in Rupert Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

     On July 1, 2004 CEC sold its 50% Common Stock interest in Rupert Management, Inc. to a third party.

CEC VERMONT WIND CORPORATION

     CEC Vermont Wind Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     CEC Vermont Wind Corporation only holds a note receivable with Equinox Wind Partners, LLC.

     For financial reporting purposes, CEC Vermont Wind Corporation's financial data is included with CEC on the Consolidating Financial Statements.

CATAMOUNT OPERATIONS, INC.

     Catamount Operations, Inc., a wholly owned subsidiary of CEC which owns 100% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

     Catamount Operations, Inc. was formed for the purpose of providing operations and maintenance services to independent power facilities.

     For financial reporting purposes, Catamount Operations, Inc.'s financial data is included with CEC on the Consolidated Financial Statements.

CATAMOUNT SWEETWATER CORPORATION

     Catamount Sweetwater Corporation, a subsidiary of CEC which owns 100% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

     Catamount Sweetwater Corporation was formed for the purpose of developing an independent wind power project in Texas.

     For financial reporting purposes, Catamount Sweetwater Corporation's financial data is included with CEC on the Consolidated Financial Statements.

CATAMOUNT SWEETWATER 1 LLC

     Catamount Sweetwater 1 LLC, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Catamount Sweetwater 1 LLC, a wholly owned subsidiary of CEC, was formed for the purpose of owning a 30.5% interest in Sweetwater Wind 1 LLC, which has developed and owns a 37.5 MW wind power project in Nolan County, Texas.

     For financial reporting purposes, Catamount Sweetwater 1 LLC's financial data is included with CEC on the Consolidating Financial Statements.

SWEETWATER WIND 1 LLC

     Sweetwater Wind 1 LLC, formed under the laws of the State of Delaware, has its principal office in Houston, Texas.

CATAMOUNT SWEETWATER 2 LLC

     Catamount Sweetwater 2 LLC, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Catamount Sweetwater 2 LLC, a wholly owned subsidiary of CEC, was formed for the purpose of owning an interest in Sweetwater Wind 2 LLC, which is constructing a 91.5 MW wind power project in Nolan County, Texas.

     For financial reporting purposes, Catamount Sweetwater 2 LLC's financial data is included with CEC on the Consolidating Financial Statements.

SWEETWATER WIND 2 LLC

     Sweetwater Wind 2 LLC, formed under the laws of the State of Delaware, has its principal office in Houston, Texas.

CATAMOUNT SWEETWATER 3 LLC

     Catamount Sweetwater 3 LLC, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Catamount Sweetwater 3 LLC, a wholly owned subsidiary of CEC, was formed for the purpose of owning a 1% interest in Sweetwater Wind 3 LLC, Sweetwater Wind 4 LLC, Sweetwater Wind 5 LLC, and Sweetwater Wind 6 LLC. The LLC was formed to hold an equity interest in a future wind power project in Nolan County, Texas.

     For financial reporting purposes, Catamount Sweetwater 3 LLC's financial data is included with CEC on the Consolidating Financial Statements.

SWEETWATER WIND 3 LLC, SWEETWATER WIND 4 LLC,
SWEETWATER WIND 5 LLC, and SWEETWATER WIND 6 LLC

     Sweetwater Wind 3 LLC, Sweetwater Wind 4 LLC, Sweetwater Wind 5 LLC and Sweetwater Wind 6 LLC were formed under the laws of the State of Delaware, and have their principal offices in San Francisco, California.

LAUREL HILL WIND ENERGY, LLC

     Laurel Hill Wind Energy, LLC, formed under the laws of the State of Pennsylvania, has its principal office in Rutland, Vermont.

     Laurel Hill Wind Energy, LLC was formed for the purpose of filing a development wind project permit in the State of Pennsylvania.

CATAMOUNT THETFORD CORPORATION

     Catamount Thetford Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

     Catamount Thetford Corporation, a wholly owned subsidiary of CEC, owns 44.7% of the Common Stock of Fibrothetford Ltd., a private company limited by shares which owns and operates a 38.5 MW poultry litter fired power station in Thetford, England.

     On October 18, 2004, Catamount Thetford Corporation sold its 44.7% Common Stock interest in Fibrothetford Ltd. to a third party.

     For financial reporting purposes, Catamount Thetford Corporation's financial data is included with CEC on the Consolidating Financial Statements.

CATAMOUNT HEARTLANDS CORPORATION

     Catamount Heartlands Corporation ("CHC"), incorporated under the laws of the State of Delaware, has its principal office in Wilmington, Delaware.

     CHC, a wholly owned subsidiary of CEC, was formed primarily for investing in energy supply projects. CHC has two wholly owned subsidiaries: Catamount Energy (Gibraltar) Limited and Catamount Development GmbH.

     CHC owns 100% of the Common Stock of Catamount Energy (Gibraltar) Limited which owns 33 1/3% of CIC Luxembourg, SàRL, a limited liability company formed for the purpose of investing in wind energy projects in Germany. CIC Luxembourg SàRL is a 100% shareholder of CIC Verwaltungs GmbH, general partner of DK Burgerwindpark Eckolstädt ("Eckolstädt ") GmbH & Co. KG and DK Windpark Kavelstorf ("Kavelstorf") GmbH & Co. KG. CIC Luxembourg is also the limited partner of Eckolstadt and Kavelstorf.

     CHC owns 100% of the Common Stock of Catamount Development GmbH, a German limited liability company, formed for the purpose of developing in wind energy projects in Germany.

     Catamount Development GmbH owns 100% of the Common Stock of Catamount Verwaltungs GmbH, a German general liability company, formed for the purpose of investing in wind energy projects in Germany.

     Catamount Development GmbH owns 100% of the Common Stock of Catamount Wind DE3 GmbH & Co. KG, a German limited commercial partnership, formed for the purpose of investing in a German wind project. Catamount Verwaltungs GmbH is the general partner of Catamount Wind DE3 GmbH & Co. KG.

     Effective September 20, 2004, Catamount Verwaltungs GmbH was merged with Catamount Development GmbH. Effective September 20, 2004, Catamount Wind DE3 GmbH & Co. KG was collapsed into Catamount Development GmbH.

     For financial reporting purposes, CHC's financial data is included with CEC on the Consolidating Financial Statements.

CEC UK1 HOLDING CORPORATION AND CEC UK2 HOLDING CORPORATION

     CEC UK1 Holding Corporation and CEC UK2 Holding Corporation, incorporated under the laws of the State of Vermont, have their principal offices in Rutland, Vermont.

     CEC UK1 Holding Corporation and CEC UK2 Holding Corporation, wholly owned subsidiaries of CEC, were formed ultimately for developing independent wind power projects in the United Kingdom.

     CEC UK1 Holding Corporation, a wholly owned subsidiary of CEC, is the 1% general partner for Catamount Energy SC 1, Catamount Energy SC 2, and Catamount Energy SC 3.

     CEC UK2 Holding Corporation, a wholly owned subsidiary of CEC, is the 99% limited partner for Catamount Energy SC 1; Catamount Energy SC 1 is the 99% limited partner for Catamount Energy SC 2; Catamount Energy SC 2 is the 99% limited partner for Catamount Energy SC 3; and, Catamount Energy SC 3 has a 50% interest in Catamount Energy Limited and Catamount Cymru Cyf.

     Catamount Energy SC 1, Catamount Energy SC 2, and Catamount Energy SC 3 are Scottish limited companies.

     Catamount Energy Limited was formed in England and Wales as a limited company for the purpose of developing independent wind power projects in the United Kingdom.

     Catamount Cymru Cyf was formed in England and Wales as a limited company for the purpose of developing an independent wind power project in Wales.

     Effective January 21, 2004, both Catamount Energy Limited and Catamount Cymru Cyf issued stock to a third party thereby diluting Catamount Energy SC 3's interest to 50%.

     For financial reporting purposes, CEC UK1 Holding Corporation, CEC UK2 Holding Corporation, Catamount Energy SC 1, Catamount Energy SC 2, and Catamount Energy SC 3's financial data is included with CEC on the Consolidating Financial Statements.

2.

A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION

     CVPS' electric properties consist of five principal distribution systems, namely, the so-called Central, Bennington, St. Albans, St. Johnsbury and Brattleboro systems. All, except the Brattleboro system, are connected with the transmission facilities of VELCO (a subsidiary of CVPS) and all except the St. Albans system are interconnected at the Vermont State line with the facilities of New England Power Company (not an affiliate of CVPS); also the Brattleboro System is directly connected at the Vermont State line with the facilities of the Public Service Company of New Hampshire (not an affiliate of CVPS). The electric generating plants of the Company consist of 20 hydroelectric generating stations, two gas turbine generating stations, and one diesel-electric generating station, of which one hydroelectric generating station is located in New York and the remainder in Vermont.

     The electric systems of CVPS include about 617 miles of overhead transmission lines, about 7,888 miles of overhead distribution lines and about 360 miles of underground distribution lines, which are located in Vermont except for about 23 miles of transmission lines which are located in New Hampshire and about two miles which are located in New York.

     CVPS is a stockholder, together with other New England utilities, in three nuclear generating companies including Maine Yankee Atomic Power Company ("MY") in Maine (2% - 16.9 MW); Connecticut Yankee Atomic Power Company ("CY") in Connecticut (2% - 11.6 MW); and Yankee Atomic Electric Company ("YA") in Massachusetts (3.5% - 6.153 MW). MY, CY and YA permanently ceased power operations of their nuclear power plants.

     CVPS is a participant with other New England utilities in three major electric generating stations pursuant to joint ownership agreements under each of which the Lead Participant has constructed and is operating the plant for the Participants (including itself) as tenants-in-common. The plants, locations, and the amount of CVPS's participation follows:

     Wyman #4 in Maine (1.7769% - 11 MW); Millstone #3 in Connecticut (1.7303% - 20 MW); Joseph C. McNeil Generating Station in Vermont (20% - 10.76 MW).

     The Company, along with eight other Vermont Joint-Owners, owns and operates a 200 MW converter station and associated transmission line in Highgate, Vermont. The station and the associated transmission line interconnects the VELCO system with the system of Hydro-Quebec. The Company is a 47.35% owner of this project.

VERMONT ELECTRIC POWER COMPANY, INC.

     VELCO has no generating facilities but has approximately 573 miles of transmission lines and twenty- nine associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the New York Power Authority at the New York-Vermont State line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont State line near Whitehall, New York, and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont State line at Wilder, Vermont and at Monroe, New Hampshire, Claremont, New Hampshire, and at the Massachusetts-Vermont State line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont State line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Quebec at the Quebec/Vermont border near Highgate, Vermont through an AC/DC/AC converter and 7.6 miles of transmission lines jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont except for approximately 4.3 miles of transmission lines which are located in New Hampshire.

VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

     VETCO has approximately 52 miles of high voltage DC transmission line connecting at the Quebec-Vermont border in the Town of Norton, Vermont with the transmission line of Hydro-Quebec and connecting at the Vermont-New Hampshire border near New England Power Company's Moore Hydroelectric Generating Station with the transmission line of New England Electric Transmission Corporation, a subsidiary of National Grid USA (not an affiliate of CVPS).

CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
EAST BARNET HYDROELECTRIC, INC.

     East Barnet Hydroelectric, Inc. consists of a 2200 KW hydroelectric generating station and associated facilities located in East Barnet, Vermont. The facility became operational September 1, 1984 and has been leased and operated by the Company since the in-service date.

3.	The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
- 12 -
a.	Number of KWH of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

	Electric (KWH)
CVPS	2,794,591,900	(1)
VELCO	10,721,437
(1)	Includes retail sales to Vermont Electric Power Company, Inc.

b.	Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.
None
c.	Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Electric (KWH) (1)
CVPS	554,314,552
VELCO	None
(1)	Deliveries made at the step-up substation at the site.

d.	Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

Electric (KWH)
CVPS	1,192,982
VELCO	None

4.

The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an exempt wholesale generator ("EWG") or a foreign utility company, stating monetary amounts in United States dollars:

a.

Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Glenns Ferry Cogeneration Partners, Ltd. ("Glenns Ferry") located in Glenns Ferry, Idaho; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is a 10-MW gas-fired cogeneration facility placed in operation on December 2, 1996. CEC sold its interest in Glenns Ferry on July 1, 2004.

     Rupert Cogeneration Partners, Ltd. ("Rupert Cogen") located in Rupert, Idaho; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is a 10-MW gas-fired cogeneration facility placed in operation on November 21, 1996. CEC sold its interest in Rupert Cogen on July 1, 2004.

     Sweetwater Wind 1 LLC, located in Nolan County, Texas; its registered office is 1209 Orange Street, Wilmington, Delaware. The facility is comprised of 25 wind turbines with an installed capacity of 37.5 MW.

     Fibrothetford Limited ("Fibrothetford") located in Thetford in Norfolk, England; its registered office is 38 Clarendon Road, London, England W11 3AD. The facility is a poultry-litter-fired power station designed to produce 38.5 MW. Catamount Thetford Corporation sold its interest in Fibrothetford on October 18, 2004.

      DK Burgerwindpark Eckolstädt GmbH 7 Co. KG, located in Thuringen, Germany; its registered office is Hauptstrasse 96, 99510 Eckolstädt, Germany. The facility is comprised of 11 wind turbines with an installed capacity of 14.3 MW.

      DK Windpark Kavelstorf GmbH & Co. KG, located in Mecklenburg-Vorpommern, Germany; its registered office is Schauenburger Strasse 24, 25421 Pinneberg, Germany. The facility is comprised of six wind turbines with an installed capacity of 7.2 MW.

b.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     The Company is the holding company system; CRC is a wholly owned subsidiary of the Company; CEC is a wholly owned subsidiary of CRC; Catamount Glenns Ferry Corporation ("CGFC") is a wholly owned subsidiary of CEC. CEC owns 50% of Glenns Ferry Management Inc., the 1% general partner of Glenns Ferry. CGFC owns a 49.5% limited partner interest of Glenns Ferry. CEC sold its interest in Glenns Ferry Management Inc. and Glenns Ferry on July 1, 2004.

     The Company is the holding company system; CRC is a wholly owned subsidiary of the Company; CEC is a wholly owned subsidiary of CRC; Catamount Rupert Corporation ("Rupert") is a wholly owned subsidiary of CEC. CEC owns 50% of Rupert Management Inc., the 1% general partner of Rupert Cogen. Rupert owns a 49.5% limited partner interest of Rupert Cogen. CEC sold its interest in Rupert Management Inc. and Rupert Cogen on July 1, 2004.

     The Company is the holding company system, CRC is a wholly owned subsidiary of the Company; CEC is a wholly owned subsidiary of CRC, Catamount Sweetwater 1 LLC is a wholly owned subsidiary of CEC. Catamount Sweetwater 1 LLC has a 30.5% interest in Sweetwater Wind 1 LLC.

     The Company is the holding company system; CRC is a wholly owned subsidiary of the Company. CEC is a wholly owned subsidiary of CRC; Catamount Thetford Corporation ("CTC") is a wholly owned subsidiary of CEC. CTC is a 44.7% shareholder of Fibrothetford. Catamount Thetford Corporation sold its interest in Fibrothetford on October 18, 2004.

      The Company is the holding company system; CRC is a wholly owned subsidiary of the Company; CEC is a wholly owned subsidiary of CRC; CHC is a wholly owned subsidiary of CEC. Catamount Heartlands (Gibraltar) Limited is a wholly owned subsidiary of CHC, Catamount Heartlands (Gibraltar) Limited is a 33.333% shareholder of CIC Luxembourg SàRL, and Rock Energy Limited and Chessman SàRL each own 33.333%. CIC Luxembourg SàRL is a 100% shareholder of CIC Verwaltungs GmbH, general partner of DK Burgerwindpark Eckolstädt ("Eckolstädt") GmbH & Co. KG and DK Windpark Kavelstorf ("Kavelstorf") GmbH & Co. KG.

c.

Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

CEC sold its interest in Glenns Ferry and Rupert on July 1, 2004 and Catamount Thetford Corporation sold its interest in Fibrothetford on October 18, 2004. - 14 -
	Indirect Capital Invested (1)	Guarantee of Security	Debt or Financial Obligation
CATAMOUNT RESOURCES CORPORATION	None	None	None
CATAMOUNT ENERGY CORPORATION	None	None	None
CATAMOUNT GLENNS FERRY CORPORATION	None	None	None
CATAMOUNT RUPERT CORPORATION	None	None	None
CATAMOUNT SWEETWATER 1 LLC	$5,781,967	None	None
CATAMOUNT THETFORD CORPORATION	None	None	None
CATAMOUNT ENERGY (GIBRALTAR) LIMITED	$720,366	None	None

d.	Capitalization and earnings of the EWG or foreign utility company during the reporting period.
CEC sold its interest in Glenns Ferry and Rupert on July 1, 2004 and Catamount Thetford Corporation sold its interest in Fibrothetford on October 18, 2004.
	Capitalization (1)	Earnings (1)
GLENNS FERRY COGENERATION PARTNERS, LTD.	$ 9,626,834	$ (725,713)
RUPERT COGENERATION PARTNERS LTD.	$ 9,289,293	$ (564,684)
SWEETWATER WIND 1 LLC	$ 45,702,251	$ (836,157)
FIBROTHETFORD LTD.	$101,815,450	$(3,803,292)
DK BURGERWINDPARK ECKOLSTÄDT GMBH & CO. KG	$ 1,611,629	$ (214,160)
DK WINDPARK KAVELSTORF GMBH & CO. KG	$ 1,074,623	$ (156,575)
(1)	Capitalization is as of the month end immediately proceeding the month of sale and earnings are through the same period.
e.

Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

    Administrative management services provided by CGFC to Glenns Ferry Cogeneration, fees and reimbursed expenses - $51,282. CEC sold its interest in Glenns Ferry on July 1, 2004.

    Administrative management services provided Rupert to Rupert Cogen, fees and reimbursed expenses - $51,282. CEC sold its interest in Rupert Cogen on July 1, 2004.

    Administrative management services provided by Catamount Energy Corporation to CIC Luxembourg SàRL, fees and reimbursed expenses - $124,533.

    Administrative services provided by Catamount Energy Corporation or Catamount Thetford Corporation to DK Burgerwindpark Eckolstädt GmbH & Co. KG, fees and reimbursed expenses - $78,392.

    Administrative services provided by Catamount Energy Corporation or Catamount Thetford Corporation to DK Windpark Kavelstorf GmbH & Co. KG, fees and reimbursed expenses - $39,630.

EXHIBITS

    Exhibit A consists of a consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year. See attachments for consolidating financial statements of CVPS and its subsidiaries for the year 2004.

    Exhibit B is the Organizational chart showing the relationship of each EWG to associate companies in the holding-company system.

    The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 8th day of April, 2005.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION (Name of Claimant)
By: /s/ Jean H. Gibson Jean H. Gibson, Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)
CORPORATE SEAL
Attest:

/s/ Mary C. Marzec Assistant Corporate Secretary
Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed: Mary C. Marzec Assistant Corporate Secretary (Name) (Title)
Central Vermont Public Service Corporation 77 Grove Street, Rutland, VT 05701 (Address)

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				1 of 6
Exhibit A CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2004 (Dollars in thousands)
	CVPS-CONS	VELCO 47.02% Owned	VETCO (Note C)	Consol- idating Entries	TOTAL CONS
Operating Revenues	$302,224	$25,351	$4,786	$(6,573)	$325,788

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes, principally property taxes Taxes on income (Note B)	165,651 25,389 51,726 16,850 16,045 13,616 2,036	1,823 5,790 3,692 3,019 3,728 291	45 353 466 2,654 800 177	(6,549) (24)	165,651 20,708 57,845 21,008 21,718 18,144 2,504
Total operating expenses	291,313	18,343	4,495	(6,573)	307,578

Operating Income	10,911	7,008	291		18,210

Other income and deductions: Equity in earnings of companies not consolidated Allow. for equity funds during construction Other income Other deductions Benefit (provision) for income taxes	1,225 149 37,612 (9,255) (7,028)	318 31	199	(924)	619 149 37,842 (9,255) (7,028)
Total operating and other income Net interest expense	33,614 9,859	7,357 5,674	490 171	(924)	40,537 15,704
Net income (loss) before extraordinary items Extraordinary item, net of tax	23,755	1,683	319	(924)	24,833
Net income (loss) before minority interest Minority interest in net income	23,755	1,683	319	(924) (1,078)	24,833 (1,078)
Net income after minority interest	23,755	1,683	319	(2,002)	23,755

Retained earnings, January 1	88,282	591	87	(678)	88,282

	112,037	2,274	406	(2,680)	112,037
Adjustment to Retained Earnings	(15)				(15)
Cash dividends declared: Preferred Stock Common Stock	368 11,142	275 1,362	275	(275) (1,637)	368 11,142
Total Dividends	11,510	1,637	275	(1,912)	11,510
Retained earnings, December 31	$100,512	$637	$131	$(768)	$100,512

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					2 of 6
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2004 (Dollars in thousands)
	CVPS SEMI-CONS	CVEC (Note A)	CV REALTY (Note A)	CRC-CONS (Note A)	Reclassi- fying & Consol- idating Entries	CVPS-CONS

Operating Revenues	$323,429	$24	$12	$3,430	$(24,671)	$302,224

Operating Expenses: Operation Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes Taxes on income (Note B)	165,651 25,389 51,535 16,830 16,045 13,610 9,544	21,138 191 20 6 (7,448)	3 5	8,506 14 238 172 (1,592)	(21,138) (8,506) (14) (241) (172) 1,527	165,651 25,389 51,726 16,850 16,045 13,616 2,036
Total operating expenses	298,604	13,907	8	7,338	(28,544)	291,313

Operating Income (loss)	24,825	(13,883)	4	(3,908)	3,873	10,911

Other income and deductions: Equity in earnings of companies not consolidated Allow. For equity funds during construction Other income Other deductions Benefit (provision) for income taxes	5,622 149 4,572 (811) (918)	21,894 (5) (7,638)	3	4,220 4,643 (653)	(8,617) 6,500 (7,786) 1,528	1,225 149 37,612 (9,255) (7,028)
Total operating and other income (loss) Net interest expense	33,439 9,684	368 1	7	4,302 280	(4,502) (106)	33,614 9,859
Net income (loss) before extraordinary item Extraordinary item, net of tax Net income (loss)	23,755 23,755	367 367	7 7	4,022 4,022	(4,396) (4,396)	23,755 23,755
Retained earnings, January 1	88,282	2,304	254	591	(3,149)	88,282
	112,037	2,671	261	4,613	(7,545)	112,037
Adjustment to Retained Earnings	(15)					(15)
Cash dividends declared: Preferred Stock Common Stock	368 11,142	2,550			(2,550)	368 11,142
Total Dividends	11,510	2,550			(2,550)	11,510

Retained earnings, December 31	$100,512	$121	$261	$4,613	$(4,995)	$100,512

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				3 of 6
Exhibit A CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2004 (Dollars in thousands)
	CVPS	CVPS-East Barnet Hydroelectric, Inc.	Custom Investment Corp.	Reclassi-fying & Consol- idating Entries	CVPS SEMI-CONS

Operating Revenues	$323,453	$177	$0	$(201)	$323,429

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes Taxes on income (Note B)	165,651 25,566 51,435 16,830 15,945 13,610 9,596	24 100 - (52)	100 314	(177) (24) (314)	165,651 25,389 51,535 16,830 16,045 13,610 9,544
Total operating expenses	298,633	72	414	(515)	298,604

Operating Income (loss)	24,820	105	(414)	314	24,825

Other income and deductions: Equity in Earnings of companies not consolidated Allow. for equity funds during construction Other income Other deductions Benefit (provision) for income taxes	6,184 149 3,489 (716) (610)	1 6	316 1,109 (95)	(878) (27) (314)	5,622 149 4,572 (811) (918)
Total operating and other income (loss) Net interest expense	33,316 9,561	112 150	916	(905) (27)	33,439 9,684
Net income (loss) before extraordinary item Extraordinary item, net of tax Net income (loss)	23,755 23,755	(38) (38)	916 916	(878) (878)	23,755 23,755
Retained Earnings, January 1	88,282	(706)	1,075	(369)	88,282
	112,037	(744)	1,991	(1,247)	112,037
Adjustment to Retained Earnings	(15)				(15)
Cash dividends declared: Preferred Stock Common Stock	368 11,142				368 11,142
Total Dividends	11,510				11,510
Retained Earnings, December 31	$100,512	$(744)	$1,991	$(1,247)	$100,512

- 20 -
				4 of 6
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2004 (Dollars in thousands)
	CRC	Catamount Energy Corporation - Consolidated	Eversant Corporation - Consolidated	Reclassi- fying & Consol- idating Entries	CRC -CONS

Operating Revenues		$1,597	$1,833		$3,430

Operating Expenses: Operation Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes Taxes on income	$1	7,617 10 69 155 (1,927)	889 4 169 17 334		8,506 14 238 172 (1,592)

Total operating expenses	1	5,924	1,413		7,338

Operating Income (loss)	(1)	(4,327)	420		(3,908)

Other income and deductions: Equity in Earnings of companies not consolidated Allow For equity funds during construction Other income Other deductions Other taxes Benefit (provision) for income taxes	4,021 104	4,220 4,592 (599)	49 (54)	$(4,021) (102)	4,220 4,643 (653)

Total operating and other income (loss) Net interest expense	4,124 102	3,886 280	415	(4,123) (102)	4,302 280
Net income (loss) before extraordinary item Extraordinary item, net of tax Net income (loss)	4,022 4,022	3,606 3,606	415 415	(4,021) (4,021)	4,022 4,022
Retained Earnings, January 1	591	3,243	(9,853)	6,610	591
	4,613	6,849	(9,438)	2,589	4,613
Adjustment to Retained Earnings
Cash dividends declared: Preferred Stock Common Stock
Total Dividends

Retained Earnings, December 31	$4,613	$6,849	$(9,438)	$2,589	$4,613

- 21 -
							5 of 6
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidating Statement of Income and Retained Earnings Year Ended December 31, 2004 (Dollars in thousands)
	Catamount Energy Corp.	Catamount Heartlands Corp.	CEC UK1 Holding Corp.	CEC UK2 Holding Corp.	Catamount Ops., Inc.	Consol- idating Entries	Catamount Energy Corp. Cons.

Operating Revenues	$1,591	$6					$1,597

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes, principally property taxes Taxes on income (Note B)	7,055 10 68 155 (1,817)	350 (53)	$6 (2)	$206 1 (55)			7,617 10 69 155 (1,927)

Total operating expenses	5,471	297	4	152			5,924

Operating income (loss)	(3,880)	(291)	(4)	(152)			(4,327)

Other income and deductions: Equity in earnings of companies not consolidated Allow. for equity funds during construction Other income Other deductions Benefit (provision) for income taxes	4,879 4,483 (396)	(88) 95 (203)	(17)	(554) 14			4,220 4,592 (599)

Total operating and other income Net interest expense	5,086 273	(487)	(21)	(692) 7			3,886 280
Net income	4,813	(487)	(21)	(699)			3,606

Retained Earnings, January 1	9,098	(5,066)	(24)	(766)	$1		3,243
	13,911	(5,553)	(45)	(1,465)	1		6,849
Adjustment to Retained Earnings

Cash dividends declared: Preferred Stock Common Stock

Total Dividends

Retained Earnings, December 31	$13,911	$(5,553)	$(45)	$(1,465)	$1		$6,849

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					6 of 6
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2004 (Dollars in thousands)
	Eversant Corporation	AgEnergy, Inc.	SmartEnergy Water Heating Services	Reclassi- fying & Consol- idating Entries	Eversant Corporation Consolidated

Operating Revenues			$1,833		$1,833

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes Taxes on income (Note B)	$(10) 18		899 4 169 17 316		889 4 169 17 334

Total operating expenses	8		1,405		1,413

Operating Income (loss)	(8)		428		420

Other income and deductions: Equity in earnings of companies not consolidated Allow. for equity funds during constr. Other income Other deductions Other taxes Benefit (provision) for income taxes	422 1		48 (54)	$(422)	49 (54)
Total operating and other income (loss) Net interest expense	415		422	(422)	415
Net income (loss) before extraordinary item Extraordinary item, net of tax Net income (loss)	415 415		422 422	(422) (422)	415 415
Retained Earnings, January 1	(9,853)	$(344)	(1,119)	1,463	(9,853)
	(9,438)	(344)	(697)	1,041	(9,438)

Adjustment to Retained Earnings
Cash dividends declared: Preferred Stock Common Stock
Total Dividends
Retained Earnings, December 31	$(9,438)	$(344)	$(697)	$1,041	$(9,438)

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				1 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2004 (Dollars in thousands)
	CVPS-CONS	VELCO 47.02% Owned	VETCO (Note C)	Consol- idating Entries	TOTAL CONS
Assets

Utility plant, at original cost Less accumulated depreciation	$502,551 213,719	$185,887 66,236	$48,503 44,850		$736,941 324,805
	288,832	119,651	3,653		412,136
Construction work in progress	9,657				9,657
	298,489	119,651	3,653		421,793
Nuclear fuel Less accumulated amortization	10,233 9,262				10,233 9,262
Net utility plant	299,460	119,651	3,653		422,764

Investments in affiliates, at equity (Note D) Nuclear generating companies Other affiliated companies	4,458 11,612	631		(12,243)	4,458
Subtotal	16,070	631		(12,243)	4,458

Nonutility investments	25,670				25,670
Nonutility property, less accumulated depreciation of $4,877 consolidated Millstone Decommissioning Trust Fund Available for sale securities Other	2,936 4,721 21,918 6,145				2,936 4,721 21,918 6,145
Total investments and other assets	77,460	631		(12,243)	65,848
Current assets: Cash & Cash Equivalents Available for sale securities Restricted cash Note receivable Accounts receivable, less allowance for uncollectible accts $1,886 consolidated Accounts receivable - affiliates, less allow. for uncollectible accts $484 consolidated Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	11,722 19,262 2,000 29,182 20,832 909 17,693 3,435 6,326 2,213	678 9,902 4,834 3,699 409 2,496	216 3 2 24 12 111	(5,093)	12,616 19,262 2,000 29,182 30,737 652 17,693 7,158 6,747 4,820

Total current assets	113,574	22,018	368	(5,093)	130,867

Regulatory assets & other deferred charges	56,269	3,332	1,284		60,885

Total Assets	$546,763	$145,632	$5,305	$(17,336)	$680,364

- 24 -
				2 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2004 (Dollars in thousands)
	CVPS-CONS	VELCO 47.02% Owned	VETCO (Note C)	Consol- idating Entries	TOTAL CONS
Capitalization and Liabilities

Capitalization: Common stock (Note E) Other paid-in capital Capital stock expense Accumulated other comprehensive income Deferred compensation plans Treasury stock, at cost (Note E) Retained earnings	$73,153 53,683 (1,719) (130) (36) 100,512	$23,486 637	$1 499 131	$(23,487) (499) (768)	$73,153 53,683 (1,719) (130) (36) 100,512
Total common stock equity	225,463	24,123	631	(24,754)	225,463

Cumulative preferred and preference stock (Note F) Return of Capital	14,054	9,748 (9,221)		(9,748) 9,221	14,054

Total preferred stock	14,054	527		(527)	14,054

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	110,500 16,250 7,094	58,521 1,285	280		169,021 17,815 7,094

Total long-term debt	133,844	59,806	280		193,930

Minority interest				13,038	13,038

Total capitalization	373,361	84,456	911	(12,243)	446,485

Current liabilities: Notes payable - banks Notes payable - associated Current portion of long-term debt Current portion of preferred stock Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	2,000 6,478 10,764 323 573 25,767	16,394 16,103 16,941 266 1,310 1,336	1,900 840 104 69 5 24	(5,093)	18,294 16,943 2,000 23,523 6,006 1,638 597 27,103

Total current liabilities	45,905	52,350	2,942	(5,093)	96,104

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Regulatory liabilities & other deferred credits	32,379 4,478 17,183 73,457	3,756 5,070	764 265 423		36,899 4,743 17,183 78,950
	127,497	8,826	1,452		137,775
Total Capitalization and Liabilities	$546,763	$145,632	$5,305	$(17,336)	$680,364

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					3 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2004 (Dollars in thousands)
	CVPS - SEMI- CONS	CVEC (Note A)	CV REALTY (Note A)	CRC - CONS (Note A)	Consol- idating Entries	CVPS-CONS
Assets

Utility plant, at original cost Less accumulated depreciation	$502,551 213,719					$502,551 213,719
	288,832					288,832
Construction work in progress	9,657					9,657
	298,489					298,489
Nuclear fuel Less accumulated amortization	10,233 9,262					10,233 9,262
Net utility plant	299,460					299,460

Investments in affiliates, at equity (Note D) Nuclear generating companies Other affiliated companies	4,458 58,533				$(46,921)	4,458 11,612
Subtotal	62,991				(46,921)	16,070

Nonutility investments				$25,670		25,670

Nonutility property, less accumulated depreciation of $755 parent company $4,877 consolidated Millstone Decommissioning Trust Fund Available for sale securities Other	1,224 4,721 21,918 6,145		$67	1,645		2,936 4,721 21,918 6,145
Total investments and other assets	96,999		67	27,315	(46,921)	77,460
Current assets: Cash & Cash Equivalents Available for sale securities Restricted Cash Notes receivable Accounts receivable, less allowance for uncollectible accounts $1,608 parent company and $1,886 consolidated Accounts receivable - affiliates, less allow. for uncollectible accounts $0 parent and $484 consolidated Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	7,747 17,537 2,000 20,813 11,525 17,693 3,435 6,297 1,920	120 3	221 7 1	3,634 1,725 29,182 16 2,532 28 293	(13,155)	11,722 19,262 2,000 29,182 20,832 909 17,693 3,435 6,326 2,213
Total current assets	88,967	123	229	37,410	(13,155)	113,574

Regulatory assets & other deferred charges	56,085	1	62	121		56,269

Total Assets	$541,511	$ 124	$358	$64,846	$(60,076)	$546,763

- 26 -
4 of 12 CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2004 (Dollars in thousands)
	CVPS - SEMI- CONS	CVEC (Note A)	CV REALTY (Note A)	CRC - CONS (Note A)	Consol- idating Entries	CVPS-CONS
Capitalization and Liabilities

Capitalization: Common stock (Note E) Other paid-in capital Capital stock expense Accumulated other comprehensive income Deferred compensation plans Treasury stock, (Note E) Retained earnings	$73,153 53,683 (1,719) (130) (36) 100,512	$121	$31 261	$41,433 462 4,613	$(31) (41,433) (462) (4,995)	$73,153 53,683 (1,719) (130) (36) 100,512
Total common stock equity	225,463	121	292	46,508	(46,921)	225,463

Cumulative preferred and preference stock (Note F)	14,054					14,054

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	110,500 16,250 7,094					110,500 16,250 7,094

Total long-term debt	133,844					133,844

Total capitalization	373,361	121	292	46,508	(46,921)	373,361

Current liabilities: Notes payable - banks Current portion of long-term debt & preferred stock Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	2,000 6,440 12,699 323 268 24,289	1	30 42	38 11,189 305 1,436	(13,155)	2,000 6,478 10,764 323 573 25,767

Total current liabilities	46,019	1	72	12,968	(13,155)	45,905

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Regulatory liabilities & other deferred credits	27,909 4,478 17,183 72,561	2	(6)	4,476 894		32,379 4,478 17,183 73,457
	122,131	2	(6)	5,370		127,497
Total Capitalization and Liabilities	$541,511	$124	$358	$64,846	$(60,076)	$546,763

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				5 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2004 (Dollars in thousands)
	CVPS	CVPS-East Barnet Hydroelectric, Inc.	Custom Investment Corp	Reclassi-fying & Consol- idating Entries	CVPS SEMI-CONS
Assets

Utility plant, at original cost Less accumulated depreciation	$496,329 211,304	$6,222 2,415			$502,551 213,719
	285,025	3,807			288,832
Construction work in progress	9,657				9,657
	294,682	3,807			298,489
Nuclear fuel Less accumulated amortization	10,233 9,262				10,233 9,262

Net utility plant	295,653	3,807			299,460

Investments in affiliates, at equity (Note D) Nuclear generating companies Other affiliated companies	1,636 111,713		$2,822	$(53,180)	4,458 58,533
Subtotal	113,349		2,822	(53,180)	62,991

Nonutility investments

Nonutility property, less accumulated depreciation of $755 parent company and $755 semi-consolidated Millstone Decommissioning Trust Fund Available for sale securities Other	1,224 4,721 6,145		21,918		1,224 4,721 21,918 6,145
Total investments and other assets	125,439		24,740	(53,180)	96,999

Current assets: Cash & Cash Equivalents Available for sale securities Restricted Cash Notes receivable Accounts receivable, less allowance for uncollectible accts. $1,608 parent company and $1,608 semi-consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	3,527 3,100 2,000 20,813 12,214 17,693 3,435 6,297 1,640	99 3,364	4,121 14,437 10,028 280	(14,081)	7,747 17,537 2,000 20,813 11,525 17,693 3,435 6,297 1,920

Total current assets	70,719	3,463	28,866	(14,081)	88,967

Regulatory assets and other deferred charges	55,932	153			56,085

Total Assets	$547,743	$7,423	$53,606	$(67,261)	$541,511

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				6 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2004 (Dollars in thousands)
	CVPS	CVPS-East Barnet Hydroelectric, Inc.	Custom Investment Corp	Consol- idating Entries	CVPS SEMI-CONS
Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accumulated other comprehensive income Deferred compensation plans Treasury stock, at cost Retained Earnings	$73,153 53,683 (1,719) (130) (36) 100,512	$1 100 (744)	$52,427 (178) (418) 1,991	$(1) (52,527) 178 418 (1,247)	$73,153 53,683 (1,719) (130) (36) 100,512
Total common stock equity	225,463	(643)	53,822	(53,179)	225,463

Cumulative preferred and preference stock	14,054				14,054

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	110,500 10,450 7,094	5,800			110,500 16,250 7,094

Total long-term debt	128,044	5,800			133,844

Total capitalization	367,561	5,157	53,822	(53,179)	373,361

Current liabilities: Notes payable - banks Current portion of preferred stock Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	2,000 6,440 26,091 323 268 24,273	458 126 16	106	(13,956) (126)	2,000 6,440 12,699 323 268 24,289
Total current liabilities	59,395	600	106	(14,082)	46,019

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Regulatory liabilities & other deferred credits	26,881 4,162 17,183 72,561	1,350 316	(322)		27,909 4,478 17,183 72,561
	120,787	1,666	(322)		122,131
Total Capitalization and Liabilities	$547,743	$7,423	$53,606	$(67,261)	$541,511

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				7 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2004 (Dollars in thousands)
	CRC	Catamount Energy Corporation Consolidated	Eversant Corporation - Consolidated	Reclassi- fying & Consol- idating Entries	CRC - CONS
Assets

Utility plant, at original cost Less accumulated depreciation

Construction work in progress

Nuclear fuel Less accumulated amortization

Net utility plant

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies
Subtotal

Nonutility investments	$46,386	$24,308	$1,362	$(46,386)	$25,670

Nonutility property, less accumulated depreciation of $4,060 consolidated Millstone Decommissioning Trust Fund Available for sale securities Other		514	1,131		1,645
Total investments and other assets	46,386	24,822	2,493	(46,386)	27,315

Current assets: Cash & Cash Equivalents Available for sale securities Restricted cash Note receivable Accounts receivable, less allowance for uncollectible accts. $0 consolidated Accounts receivable - affiliates, less allowance for uncollectible accts. $484 Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	123 11,072	2,495 1,725 29,182 14 2,359 18 293	1,016 2 173 10	(11,072)	3,634 1,725 29,182 16 2,532 28 293

Total current assets	11,195	36,086	1,201	(11,072)	37,410

Regulatory assets & other deferred charges		121			121

Total Assets	$57,581	$61,029	$3,694	$(57,458)	$64,846

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				8 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2004 (Dollars in thousands)
	CRC	Catamount Energy Corporation - Consolidated	Eversant Corporation - Consolidated	Reclassi- fying & Consol- idating Entries	CRC -CONS
Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accumulated other comprehensive income Deferred compensation plans Treasury stock Retained Earnings	$41,433 462 4,613	$35,015 462 6,849	$13,498 (9,438)	$(48,513) (462) 2,589	$41,433 462 4,613

Total common stock equity	46,508	42,326	4,060	(46,386)	46,508

Cumulative preferred and preference stock
Return of Capital
Total preferred stock

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations

Total long-term debt

Minority Interest

Total capitalization	46,508	42,326	4,060	(46,386)	46,508

Current liabilities: Notes payable - banks Notes payable - associated Current portion of long-term debt Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	11,073	18 11,072 305 1,415	20 116 21	(11,072)	38 11,189 305 1,436

Total current liabilities	11,073	12,810	157	(11,072)	12,968

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Regulatory liabilities & deferred credits		4,999 894	(523)		4,476 894
		5,893	(523)		5,370
Total Capitalization and Liabilities	$57,581	$61,029	$3,694	$(57,458)	$64,846

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							9 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2004 (Dollars in thousands)
	Catamount Energy Corp.	Catamount Heartlands Corp.	CEC UK1 Holding Corp.	CEC UK2 Holding Corp.	Catamount Ops., Inc.	Consol- idating Entries	Catamount Energy Corp. Cons.

Assets
Utility plant, at original cost Less accumulated depreciation

Construction work in progress

Nuclear fuel Less accumulated amortization

Net utility plant

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies
Subtotal

Nonutility investments	$23,189	$720	$12	$387			$24,308
Investments in subsidiaries Nonutility property, less accumulated depreciation of $509 consolidated	23,964 514					$(23,964)	514
Total investments & other assets	47,667	720	12	387		(23,964)	24,822
Current assets: Cash & Cash Equivalents Available for sale securities Restricted cash Note receivable Accounts receivable, less allowance for uncollectible accts $0 consolidated Accounts receivable - affiliates, less allowance for uncollectible accounts $484 Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	2,209 1,725 6,556 14 1,971 17	286 22,626 487 293		1		(99)	2,495 1,725 29,182 14 2,359 18 293
Total current assets	12,492	23,692		1		(99)	36,086

Regulatory assets & other deferred charges	121						121

Total Assets	$60,280	$24,412	$12	$388		$(24,063)	$61,029

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							10 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2004 (Dollars in thousands)
	Catamount Energy Corp.	Catamount Heartlands Corp.	CEC UK1 Holding Corp.	CEC UK2 Holding Corp.	Catamount Ops., Inc.	Consol- idating Entries	Catamount Energy Corp. Cons.

Capitalization & Liabilities

Capitalization: Common Stock Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Treasury stock, at cost Retained earnings	$35,015 462 6,849	$28,780 388 (5,553)	$27 28 (45)	$1,760 43 (1,465)	$1	$(30,567) (459) 7,062	$35,015 462 6,849

Total common stock equity	42,326	23,615	10	338	1	(23,964)	42,326
Cumulative preferred & preference stock

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations

Total long-term debt

Total capitalization	42,326	23,615	10	338	1	(23,964)	42,326

Current liabilities: Notes payable - banks Notes payable - associated Current portion of long-term debt Current portion of preferred stock Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	16 11,072 306 1,290	2 94 113	1	5 11	(1)	(99)	18 11,072 305 1,415

Total current liabilities	12,684	209	1	16	(1)	(99)	12,810

Accum. deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Regulatory liabilities & other deferred credits	5,157 113	(193) 781	1	34			4,999 894
	5,270	588	1	34			5,893
Total Capitalization & Liabilities	$60,280	$24,412	$12	$388		$(24,063)	$61,029

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				11 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2004 (Dollars in thousands)
	Eversant Corporation	AgEnergy, Inc.	SmartEnergy Water Heating Services, Inc.	Reclassi- fying & Consol- idating Entries	Eversant Corporation Consolidated
Assets

Utility plant, at original cost Less accumulated depreciation

Construction work in progress

Nuclear fuel Less accumulated amortization

Net utility plant

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies
Subtotal

Nonutility investments	$3,047			$(1,685)	$1,362

Nonutility property, less accumulated depreciation of $3,551 consolidated Millstone Decommissioning Trust Fund Available for sale securities Other			$1,131		1,131
Total investments and other assets	3,047		1,131	(1,685)	2,493

Current assets: Cash & Cash Equivalents Available for sale securities Restricted cash Notes receivable Accounts receivable, less allowance for uncollectible accts. $0 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	127 91 10	$11	878 2 161	(79)	1,016 2 173 10

Total current assets	228	11	1,041	(79)	1,201

Regulatory assets & other deferred charges

Total Assets	$3,275	$11	$2,172	$(1,764)	$3,694

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				12 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2004 (Dollars in thousands)
	Eversant Corporation	AgEnergy, Inc.	SmartEnergy Water Heating Services, Inc.	Reclassi- fying & Consol- idating Entries	Eversant Corporation Consolidated

Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. Other comprehensive income Deferred compensation plans Treasury stock Retained Earnings	$13,498 (9,438)	$355 (344)	$2,371 (697)	$(2,726) 1,041	$13,498 (9,438)
Total common stock equity	4,060	11	1,674	(1,685)	4,060

Cumulative preferred and preference stock
Return of Capital
Total preferred stock

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations

Total long-term debt

Minority Interest

Total capitalization	4,060	11	1,674	(1,685)	4,060

Current liabilities: Notes payable - banks Notes payable - associated Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	13 1		7 194 21	(79)	20 116 21

Total current liabilities	14		222	(79)	157

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	(799)		276		(523)
	(799)		276		(523)
Total Capitalization and Liabilities	$3,275	$11	$2,172	$(1,764)	$3,694

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Exhibit A

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements
For the Year Ended December 31, 2004

Note A - Consolidation:

      The consolidating financial statements include the accounts of Central Vermont Public Service Corporation (CVPS), its wholly owned subsidiaries, Connecticut Valley Electric Company Inc. (CVEC), C. V. Realty, Inc., and Catamount Resources Corporation (CRC) which compose CVPS consolidated. In addition, for purposes of this SEC Form U-3A-2, the consolidating financial statements include the accounts of CVPS's affiliates, Vermont Electric Power Company, Inc. (VELCO) 47.02 percent owned and Vermont Electric Transmission Company, Inc. (VETCO), a wholly owned subsidiary of VELCO, which constitutes total consolidated.

      Custom Investment Corporation ("CIC"), a wholly owned subsidiary of CVPS, was formed for the purpose of holding passive investments including the stock of CVPS' subsidiaries that invest in regulated business opportunities. Custom owns 58.85% of VY's outstanding Common Stock.

      For financial reporting purposes, CIC's financial data is included with CVPS on the Consolidated Financial Statements.

      CVPS follows the equity method of accounting for its investments in affiliates. See Note D.

Note B - Income taxes:

      CVPS and its wholly owned subsidiaries

      The Company records income taxes in accordance with the Financial Accounting Standards Board's (SFAS) No. 109, "Accounting for Income Taxes,"requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Investment tax credits associated with utility plant are deferred and amortized ratably to income over the lives of the related properties.

      A valuation allowance has been recorded, in the amount of $0.9 million to reflect management's best estimate of deferred income taxes, with respect to equity investments, that may not ultimately be realized. All other deferred income taxes are expected to be realized.

      VELCO

      VELCO records income taxes in accordance with SFAS No. 109, requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Under SFAS No. 109, additional deferred tax assets and liabilities resulting from VELCO's transmission billing calculation will be returned to, or collected from, ratepayers in future transmission billings. VELCO expects all deferred income tax assets will be utilized in the future.

Note C - VETCO:

      VETCO has entered into support agreements in connection with construction of the transmission lines with substantially all of the New England electric utilities. The support agreements require the utilities to reimburse VETCO for all operating and capital costs of the transmission line on an unconditional and absolute basis. In return, VETCO has agreed to build, own, operate and maintain the line and to involve itself in no other activities during the term of the agreement, which extends for 30 years from the date of commercial operation of the line. These support agreements also provide for an advisory committee made up of participants to review the operations of VETCO and to make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical.

      Although, VELCO owns 100 percent of VETCO's outstanding Common Stock, these provisions of the support agreements effectively restrict VELCO's control, VELCO has not consolidated its financial information with that of VETCO and instead is accounting for its investment using the equity method.

Note D - Investments in affiliates:

      CVPS accounts for investments in its affiliates by the equity method (dollars in thousands):

December 31, 2004

Nuclear generating companies
     VY
     Maine Yankee Atomic Power Company
     Connecticut Yankee Atomic Power Company
     Yankee Atomic Electric Company

Other affiliated companies:
     CVEC
     C.V. Realty, Inc.

     CRC
     VELCO:
         Common stock
         Preferred stock

             Total investments - CVPS

     VELCO investment in VETCO

             Total investments

Consolidating eliminations

             Total consolidated

$2,822 714 883 39 121 292 46,508 11,296 316 62,991 631 63,622 47,552 $16,070

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Note E - Common stock: The authorized and outstanding common stock for each of the companies was as follows (dollars in thousands):
December 31, 2004

CVPS:
           Common stock, $6 par value, authorized 19,000,000 shares;
                   Issued 12,192,201 shares; outstanding 12,192,201 shares
CVEC:
           Common stock, $50 par value, authorized 20,000 shares;
                   outstanding 14,000 shares

C.V Realty, Inc.:
           Common stock, $100 par value, authorized 500 shares;
                   outstanding 300 shares

CRC:
           Common stock, $100 par value, authorized 10,000 shares;
                   outstanding 1 share

VELCO:
           Common stock, $100 par value, Class B authorized 430,000
                   shares; outstanding 214,960 shares
           Common stock, $100 par value, Class C authorized 20,000
                   Shares; outstanding 19,901 shares

VETCO:
           Common stock, $100 par value, authorized and outstanding
                   10 shares

                             Total common stock

Consolidating eliminations

                             Total consolidated

$73,153 - 30 - 21,496 1,990 1 96,670 23,517 $73,153

- 38 -
Note F - Preferred and preference stock: Cumulative preferred and preference stock outstanding were as follows (dollars in thousands):
December 31, 2004

CVPS:
           Preferred stock, $100 par value, authorized 500,000 shares
                   Outstanding:
                    4.15% series   (non-redeemable),  37,856 shares
                    4.65% series   (non-redeemable),  10,000 shares
                    4.75% series   (non-redeemable),  17,682 shares
                    5.375% series (non-redeemable),  15,000 shares
                    8.30% series   (redeemable),      80,000 shares
           Preferred stock, $25 par value, authorized 1,000,000 shares:
                   outstanding - none
           Preferred stock, $1 par value, authorized 1,000,000 shares:
                   outstanding - none

VELCO:
           Preferred stock, $100 par value, authorized 125,000 shares:
                   outstanding 97,068 shares

                   Treasury stock, at cost, 2,932 shares
                  Return of treasury stock, 2,932 shares

           Return of capital

                             Total cumulative preferred and
                               preference stock

Consolidating eliminations

Current portion of CVPS redeemable preferred stock

                             Total consolidated

$ 3,786 1,000 1,768 1,500 8,000 - - 9,707 293 (252) (9,221) 16,581 (527) (2,000) $14,054

- 39 -
Exhibit B CENTRAL VERMONT PUBLIC SERVICE CORPORATION (Name of Holding Company) 100% CATAMOUNT RESOURCES CORPORATION 100% CATAMOUNT ENERGY CORPORATION
100% Catamount Rumford Corp.	100% Equinox Vermont Corp.	100% Appomattox Vermont Corp.	50% Appomattox Cogen. Inc.	100% Catamount Operations Corp.	100% Catamount Sweetwater Corp.	100% Catamount Sweetwater 1 LLC	100% Catamount Sweetwater 2 LLC	100% Catamount Sweetwater 3 LLC	100% CEC Vermont Wind Corp.	100% Catamount Thetford Corp.	100% Laurel Hill Wind Energy, LLC	100% Catamount Heartlands Corp.		100% CEC UK1 Holding Corp.	100% CEC UK2 Holding Corp.
15.0537% Rumford Cogen. Co.	33.1126% Ryegate Assoc.	24.75% Appomattox Cogen Ltd. Partnership	1% Appomattox Cogen Ltd. Partnership			30.5% Sweetwater Wind 1 LLC	1% Sweetwater Wind 2 LLC	1% Sweetwater Wind 3 LLC				100% Catamount Energy Gibraltar Ltd.	100% Catamount Development GmbH	1% Catamount Energy SC 1	99% Catamount Energy SC 1
								1% Sweetwater Wind 4 LLC				33.3% CIC Luxembourg SàRL		1%/99% Catamount Energy SC 2
								1% Sweetwater Wind 5 LLC				100% CIC Verwaltungs GmbH		1%/99% Catamount Energy SC 3
								1% Sweetwater Wind 6 LLC			100% Dk Burger- Windpark Eckolstädt GmbH & Co. KG	100% Dk Windpark Kavelstorf GmbH & Co. KG	50% Catamount Energy Ltd.	50% Catamount Cymru Cyf.

- 40 -